Exhibit 12(a)

Faegre Drinker Biddle & Reath LLP
1177 Avenue of the Americas, 41st Floor
New York, New York 10036
+1 212 248 3140 main
+1 212 248 3141 fax

June 5, 2020

FS Series Trust

201 Rouse Boulevard

Philadelphia, PA 19112

FS Energy Total Return Fund

201 Rouse Boulevard

Philadelphia, PA 19112

Re:	Agreement and Plan of Reorganization by and between FS Series Trust on behalf of its series, FS Energy Total Return Fund, and FS Energy Total Return Fund, a Delaware statutory trust dated February 18, 2020

Ladies and Gentlemen:

You have asked for our opinion as to certain U.S. federal income tax consequences of transactions contemplated in the above Agreement and Plan of Reorganization (the “Reorganization Agreement”).

Background

FS Series Trust (“FS Trust”) is a Delaware statutory trust consisting of multiple investment portfolios, one of which is FS Energy Total Return Fund, a series of FS Series Trust (the “New Fund”); and FS Energy Total Return Fund is a Delaware statutory trust (the “Interval Fund”). FS Trust is an open-end investment management company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The New Fund was formed by FS Trust on October 30, 2019, had never commenced operations before the Effective Date (as defined below), and had no existing shareholders, assets, property or tax attributes before then. The Interval Fund is a closed-end investment management company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended.

Immediately prior to the opening of business on May 4, 2020 (the “Effective Date), the Interval Fund transferred all of its assets and liabilities to the New Fund in exchange for all current and outstanding shares in the New Fund (“New Fund Shares”). The Interval Fund then distributed all New Fund Shares to the holders of all current and outstanding Interval Fund shares (“Interval Fund Shares,” and the holders thereof the “Interval Fund Shareholders”) in exchange for their Interval Fund Shares, in complete liquidation of the Interval Fund, and the existence of the Interval Fund will be terminated. All of the above steps constitute the “Transaction.” After the Effective Date, the New Fund has continued, and will continue, the investment operations of the Interval Fund.

FS Series Trust

FS Energy Total Return Fund

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For purposes of this opinion, we have relied on certain written representations of officers of FS Trust and the Interval Fund, copies of which are attached hereto, and have assumed those representations to be true. We have also assumed that the Reorganization Agreement and any other documentation related to the Transaction have been duly authorized and approved by any and all required parties, including the Interval Fund Shareholders, and that all required and appropriate documents have been filed with the appropriate government agencies. We have further assumed that the Transaction has occurred and was carried out pursuant to the terms of the Reorganization Agreement without deviation therefrom.

Conclusions

Based upon the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Department regulations currently in effect, current published administrative positions of the Internal Revenue Service, and judicial decisions, and upon the assumptions and representations referred to herein and the documents provided to us by you (including the Combined Prospectus/Information Statement dated February 13, 2020 (the “Proxy-Prospectus”), and the Reorganization Agreement), and subject to the limitations set forth below, it is our opinion that, for U.S. federal income tax purposes:

(1)	the Transaction constitutes a “reorganization” within the meaning of

Section 368(a)(1)(F) of the Code, and the Interval Fund and the New Fund were each a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(2)	the Interval Fund recognized no gain or loss (a) upon the transfer of its assets to the New Fund in exchange for New Fund Shares and the assumption of the liabilities of the Interval Fund or (b) upon the distribution of the New Fund Shares to the Interval Fund Shareholders;

(3)	the New Fund recognized no gain or loss upon the receipt of the assets of the Interval Fund in exchange for the New Fund Shares and the assumption of the liabilities of the Interval Fund;

(4)	the tax basis in the hands of the New Fund of each asset of the Interval Fund transferred to the New Fund in the Transaction is the same as the basis of that asset in the hands of the Interval Fund immediately before the Transaction:

(5)	the New Fund’s holding period for each asset includes the Interval Fund’s holding period therefor;

(6)	the Interval Fund Shareholders recognized no gain or loss upon their receipt of the New Fund Shares in the Transaction;

(7)	the aggregate adjusted tax basis of the New Fund Shares received by each Interval Fund Shareholder equals the aggregate adjusted tax basis of the Interval Fund Shares surrendered in exchange therefor;

FS Series Trust

FS Energy Total Return Fund

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(8)	the holding period of the New Fund Shares received by each Interval Fund Shareholder includes the holding period of the Interval Fund Shares surrendered in exchange therefor, provided that the Interval Fund Shares are held by that shareholder as capital assets on the date of the exchange; and

(9)	the taxable year of the Interval Fund did not end on the Closing Date but will instead continue as the taxable year of the New Fund, and the New Fund has succeeded to and take into account the tax attributes of the Interval Fund described in Section 381(c) of the Code, subject to the provisions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the regulations thereunder.

This opinion represents our best legal judgment, but it has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court concerning the issues discussed herein. We express no opinion relating to any Federal income tax matter except on the basis of the facts described above. We also express no opinion regarding (i) the Federal income tax consequences of or related to any costs relating to the Transaction, or (ii) any tax consequences under foreign, state or local laws. In issuing our opinion, we have relied solely upon existing provisions of the Code, existing final and proposed Treasury regulations thereunder, and current administrative positions and judicial decisions. Such laws, regulations, administrative positions and judicial decisions are subject to change at any time. Any such change could affect the validity of the opinion set forth above, and we are under no duty or obligation to update our opinion to reflect any changes or modifications made following delivery of this opinion. Also, future changes in Federal income tax laws, regulations, and the interpretation thereof can have retroactive effect in a manner that could affect the validity of the opinion set forth above.

We hereby consent to the filing of the form of this opinion as an exhibit to the N-14 Registration Statement and to the reference to us under the heading INFORMATION ABOUT THE REORGANIZATION— Federal Income Tax Consequences” in the Proxy-Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ FAEGRE DRINKER BIDDLE & REATH LLP
FAEGRE DRINKER BIDDLE & REATH LLP